EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Nine Months Ended
September 30,
2018
Earnings:
Income before provision for income taxes	$18,256
Equity in losses of unconsolidated businesses	250
Dividends from unconsolidated businesses	41
Interest expense (1)	3,634
Portion of rent expense representing interest	1,007
Amortization of capitalized interest	142
Earnings, as adjusted	$23,330

Fixed Charges:
Interest expense (1)	$3,634
Portion of rent expense representing interest	1,007
Capitalized interest	568
Fixed charges	$5,209

Ratio of earnings to fixed charges	4.48

(1) We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.